Oppenheimer International Value Trust
Period Ending April 30, 2009
Exhibit 77C

 On October 19, 2007, a special meeting of the shareholders of Oppenheimer International Value Trust on behalf of its series Oppenheimer International Value Fund ( "International Value Fund") was held for the purpose of voting on an Agreement and Plan of Reorganization between International Value Fund and Oppenheimer Quest International Value Fund ("Quest International Value Fund"), and the transactions contemplated thereby, including: (a) the transfer of substantially all the assets of International Value Fund to Quest International Value Fund in exchange for Class A, Class B, Class C, Class N and Class Y shares of Quest International; (b) the distribution of shares of Quest International Value Fund to the corresponding Class A, Class B, Class C, Class N and Class Y shareholders of International Value Fund in complete liquidation of International Value Fund; and (c) the cancellation of the outstanding shares of International Value Fund 8,011,938 affirmative votes were cast; 114,626 negative votes were cast, and 491,096 votes abstained.